Pernod Ricard

04 APR -5 AM 7:21

AP/CE/88.2004

Paris, March 30, 2004

04024097

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

For the attention of Mrs Felicia KUNG

SUPPL

Ref : 82-3361
Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)

Dear Mrs KUNG,

You will find, hereafter, notice of "Avis de Réunion" referring to our next Joint Ordinary and Extraordinary Shareholder's Meeting which will be held on :

Monday, the 17th of May, 2004

This notice will be published in the BALO of Friday, the 2nd of April, 2004.

We wish you a good receipt of it.

Yours sincerely,

PROCESSED
APR 07 2004
THOMSON FINANCIAL

Vice-President, Finance

Emmanuel BABEAU

Cc : L. BARAGNON
A. PERNOD
Ian FITZSIMONS

AP/CE/51.2004 – AGM 17.05.2004
25/03/2004

04 APR -5 AM 7:21

PERNOD RICARD
Société Anonyme au capital de 218 500 651,10 Euros
Siège Social : 12, place des Etats-Unis - 75116 PARIS
R.C.S. : PARIS 582 041 943

AVIS DE REUNION
D'ASSEMBLEE GÉNÉRALE MIXTE

Les Actionnaires sont informés, en application des dispositions de l'article 123 du décret n°67-236 du 23 mars 1967, qu'ils sont convoqués pour le :

Lundi 17 mai 2004

Galerie du Carrousel du Louvre
99, rue de Rivoli
75001 PARIS

En Assemblée Générale Mixte, à 10 h 45, à l'effet de délibérer sur l'ordre du jour suivant :

1/ Ordre du jour à caractère ordinaire

- Rapport de gestion du Conseil d'Administration et rapports des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2003, approbation des bilans, comptes et annexes présentés.

- Approbation des comptes consolidés, quitus au Conseil d'Administration.

- Affectation et répartition des résultats ; fixation des dividendes.

- Approbation des conventions réglementées.

- Renouvellement du mandat d'un administrateur.

- Nomination de deux nouveaux administrateurs.

- Renouvellement du mandat d'un Commissaire aux Comptes titulaire.

- Constatation de la démission d'un Commissaire aux Comptes suppléant et nomination d'un nouveau Commissaire aux Comptes suppléant en remplacement.

- Non renouvellement du mandat d'un Commissaire aux Comptes suppléant.

- Fixation des jetons de présence alloués au Conseil d'Administration.

- Autorisation à donner au Conseil d'Administration à l'effet d'acheter les propres actions de la société dans les limites fixées par l'article L.225-209 du Code de commerce.

- Autorisation à donner au Conseil d'Administration à l'effet d'émettre des obligations.

2/ <u>Ordre du jour à caractère extraordinaire</u>

- Prorogation de six mois de la durée de l'exercice en cours. Fixation des dates d'ouverture et de clôture des exercices suivants. Modifications statutaires correspondantes.

- Modification du nombre maximum d'Administrateurs susceptibles de composer le Conseil d'Administration, fixation de la durée de leurs mandats et modifications statutaires correspondantes.

- Mise en harmonie des statuts avec la loi de Sécurité Financière du 1er août 2003.

- Autorisation à donner au Conseil d'Administration à l'effet d'annuler les propres actions de la société acquises par elle en application de l'article L.225-209 du Code de commerce.

- Autorisation à donner au Conseil d'Administration à l'effet de consentir des options de souscription et/ou d'achat d'actions.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital, soit par émission, avec maintien du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société, soit par incorporation de réserves, primes et bénéfices.

- Délégation de pouvoirs à donner au Conseil d'Administration à l'effet de procéder à l'augmentation du capital par émission, avec suppression du droit préférentiel de souscription, d'actions et/ou de valeurs mobilières donnant accès au capital de la société.

- Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange sur les titres de la société, sauf pour les opérations approuvées

dans leur principe et annoncées au marchés antérieurement au dépôt de l'offre.

- Pouvoirs en vue de l'accomplissement des formalités requises.

PROJETS DE RÉSOLUTIONS

Partie relevant de la compétence d'une assemblée générale ordinaire.

Première résolution (Approbation des comptes sociaux)

L'Assemblée Générale, après avoir pris connaissance des rapports du Conseil d'Administration, du Président du Conseil d'Administration et des Commissaires aux Comptes concernant l'exercice clos le 31 décembre 2003 et après que lui ont été présentés le compte de résultat, le bilan et les annexes afférents à cet exercice, et faisant apparaître un solde bénéficiaire de 249 015 436, 39 euros, approuve tels qu'ils sont présentés ces comptes, bilan, annexes et toutes les opérations qu'ils traduisent.

Deuxième résolution (Approbation des comptes consolidés)

L'Assemblée Générale, après avoir pris connaissance du rapport de gestion et des rapports des Commissaires aux Comptes sur les comptes consolidés établis au 31 décembre 2003 approuve ces comptes.
L'Assemblée Générale donne quitus entier et définitif au Conseil d'Administration de sa gestion pour l'exercice 2003.

Troisième résolution (Affectation des résultats)

L'Assemblée Générale approuve l'affectation des résultats proposée par le Conseil d'Administration et constate que le bénéfice distribuable de l'exercice se calcule comme suit :

Résultat bénéficiaire de l'exercice	249,015,436.39 €
Report à nouveau créditeur	325,568,033.05 €
Montant distribuable	**574,583,469.44 €**

Elle décide d'affecter ledit bénéfice de la manière suivante :

Dotation à la réserve légale	4,370,012.96 €
Dotation à la réserve spéciale des plus-values à long terme	0.00 €
Somme nécessaire pour servir aux actionnaires à titre de premier dividende une somme égale à 6% du capital social, soit 0,186 euro par action:	13,110,039.07 €
Somme nécessaire pour servir aux actionnaires à titre de dividende complémentaire, soit 1,774 euro par action:	125,038,759.69 €
Précompte mobilier	15,634,589.00 €
Le solde étant reporté à nouveau, soit	416,430,068.72 €
Montant réparti	**574,583,469.44 €**

Elle fixe donc à 1,96 euro pour chacune des 70 484 081 actions le dividende de l'exercice ouvrant droit à un avoir fiscal de 0,98 euro par action pour les actionnaires personnes physiques et les sociétés bénéficiant du régime mère-filiale.
Lors de leur mise en paiement, les dividendes correspondant aux actions détenues par la Société seront déduits du dividende global et seront affectés au compte « Report à nouveau ».

De la même manière, le montant du précompte sera ajusté et l'écart entre le montant du précompte mobilier prévu et celui effectivement payé, sera affecté au compte « Report à nouveau ».
L'Assemblée Générale décide que ce dividende correspondant au coupon n° 96 sera mis en paiement le 25 mai 2004 :

- par chèque barré pour les actions inscrites en compte « Nominatif pur » ;
- par crédit en compte auprès des banques, entreprises d'investissement et établissements financiers dépositaires des titres pour les actions au « Porteur » ou inscrites en compte « Nominatif administré »,

et ce pour le montant sus-indiqué de 1,96 euro par action diminué de l'acompte de 0,90 euro décidé le 18 décembre 2003 et mis en paiement le 13 janvier 2004.

L'Assemblée Générale donne acte au Conseil d'Administration que, conformément aux dispositions de l'Article 243 bis du Code Général des Impôts, il lui a été précisé que les montants des dividendes mis en distribution au titre des trois exercices précédents et celui de l'avoir fiscal correspondant ont été les suivants :

	Nombre d'actions	**Montant net**	**Avoir fiscal (à 50%)**	**Revenu global**
2000	56 386 660	1,60 €	0,80 €	2,40 €
2001	56 386 660	1,80 €	0,90 €	2,70 €
2002	70 484 081	1,80 €	0,90 €	2,70 €

Quatrième résolution (Approbation des conventions réglementées)

L'Assemblée Générale, statuant sur le rapport spécial présenté par les Commissaires aux Comptes, en application des dispositions légales en la matière, approuve les conventions visées dans ce rapport et intervenues ou dont l'exécution s'est poursuivie au cours de l'exercice 2003.

Cinquième résolution (Renouvellement du mandat d'un administrateur)

L'Assemblée Générale renouvelle le mandat d'administrateur de Monsieur Patrick RICARD pour une durée de quatre (4) années qui prendra fin à l'issue de la réunion de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

Sixième résolution (Nomination d'un nouvel administrateur)

L'Assemblée Générale élit Monsieur Richard BURROWS en qualité d'administrateur pour une durée de quatre (4) années qui prendra fin à l'issue de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

Septième résolution (Nomination d'un nouvel administrateur)

L'Assemblée Générale élit Monsieur Pierre PRINGUET en qualité d'administrateur pour une durée de quatre (4) années qui prendra fin à l'issue de l'Assemblée Générale qui statuera en 2008 sur les comptes de l'exercice écoulé.

Huitième résolution (Renouvellement du mandat d'un Commissaire aux Comptes titulaire)

L'Assemblée Générale renouvelle pour une durée de six (6) exercices le mandat de Commissaire aux Comptes titulaire de la société Mazars & Guérard, dont le siège est situé au 39 rue de Wattignies, 75 012 Paris, lequel n'a vérifié, au cours des deux derniers exercices, aucune opération d'apport ou de fusion de la Société ou des sociétés que celle-ci contrôle au sens des 1 et 2 de l'article L.233-16 du Code de commerce.

Neuvième résolution (Démission d'un Commissaire aux Comptes suppléant et nomination d'un nouveau Commissaire aux Comptes suppléant en remplacement)

L'Assemblée Générale, constatant la démission de M. José Marette de ses fonctions de Commissaire aux Comptes suppléant à effet de ce jour, décide de nommer pour le remplacer, en qualité de Commissaire aux Comptes suppléant et pour une durée de six (6) exercices, Monsieur Patrick de Cambourg, demeurant 39 rue de Wattignies, Paris (75012), lequel n'a vérifié, au cours des deux derniers exercices, aucune opération d'apport ou de fusion de la Société ou des sociétés que celle-ci contrôle au sens des 1 et 2 de l'article L.233-16 du Code de commerce.
Monsieur Patrick de Cambourg sera appelé à remplacer la société Mazars & Guérard, le cas échéant, dans les cas prévus par la loi

Dixième résolution (Non renouvellement du mandat d'un Commissaire aux Comptes suppléant)

L'Assemblée Générale, prenant acte de ce que le mandat de Commissaire aux Comptes suppléant de la société Salustro Reydel vient à expirer à l'issue de la présente Assemblée, décide de ne pas procéder à son renouvellement.

Onzième résolution (Fixation des jetons de présence pour l'exercice 2004)

Sous réserve de l'adoption de la quatorzième résolution à caractère extraordinaire lors de la présente Assemblée ayant trait à la prorogation pour six mois de l'exercice en cours, l'Assemblée décide de porter à 864 450 euros le montant global des jetons de présence du Conseil d'Administration au titre de cet exercice.

Douzième résolution (Autorisation donnée au Conseil d'Administration à l'effet d'acheter les propres actions de la Société)

L'Assemblée Générale, sur proposition du Conseil d'Administration :

1/ autorise la Société, pour une durée de dix-huit mois à compter du jour de la présente Assemblée, à acheter ses propres actions, dans la limite de 10% du capital social, soit 7 048 408 actions sur la base du nombre d'actions existant au 31 décembre 2003 en vue de poursuivre, par ordre de priorité décroissant indicatif, les objectifs suivants :

- l'attribution d'actions aux salariés de la Société et de son Groupe, selon toutes formules autorisées et, notamment, par attribution d'options d'achat, ou dans le cadre de la participation des salariés aux fruits de l'expansion de l'entreprise ;
- la remise de titres à l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;
- la régularisation de cours par intervention systématique en contre-tendance, sur le marché du titre ;
- la cession, l'échange ou le transfert des titres achetés par tous moyens en fonction des opportunités ;
- l'annulation éventuelle des actions en vue d'optimiser le résultat par action et d'optimiser la rentabilité des fonds propres.

Les actions pourront être achetées par intervention sur le marché ou autrement, notamment par achat de blocs de titres ou par utilisation de tout instrument financier dérivé négocié sur un marché réglementé ou de gré à gré, et la mise en place de stratégies optionnelles telles des options de ventes, dans les conditions et limites fixées par les autorités du marché. La part du programme réalisée par acquisition de blocs de titres pourra atteindre l'intégralité du programme de rachat. La Société se réserve la faculté d'utiliser le programme en période d'offre publique d'acquisition, en procédant à des rachats et à des ventes d'actions, si la réglementation boursière l'y autorise.

Le prix maximum d'achat par action sera de 150 euros, ou la contre-valeur de ce montant en toute monnaie.
Ce prix est fixé sous réserve des ajustements liés aux éventuelles opérations sur le capital.
Le montant maximum des fonds destinés à la réalisation de ce programme sera de 1 057 261 200 euros, ou la contre-valeur de ce montant en toute monnaie.

2/ donne tous pouvoirs au Conseil d'Administration, dans les limites ci-dessus fixées, à l'effet d'accomplir ou de faire accomplir toutes opérations s'inscrivant dans le cadre de la présente résolution, d'effectuer toutes formalités requises par la législation et la réglementation en vigueur, et plus généralement de faire le nécessaire.

Cette autorisation annule et remplace celle, de même nature, décidée par l'Assemblée Générale du 7 mai 2003, à laquelle elle se substitue.

Treizième résolution (Autorisation donnée au Conseil d'Administration à l'effet d'émettre des obligations)

L'Assemblée Générale autorise le Conseil d'Administration et lui confère tous pouvoirs à l'effet de procéder à l'émission d'obligations, libellées en euros ou en devises étrangères, en une ou plusieurs fois, pour un montant nominal maximal de trois milliards d'euros, ou sa contre-valeur en devises, sous les formes et aux époques, taux, conditions d'émission et d'amortissement, qu'il jugera convenables.
L'Assemblée Générale confère tous pouvoirs au Conseil d'Administration, en vue de la réalisation de ce ou de ces emprunts et de la constitution de toute sûreté particulière à leur conférer, et précise qu'il aura toute latitude pour fixer les caractéristiques des obligations qui pourront notamment être subordonnées ou non et comporter un taux d'intérêt variable et une prime de remboursement, fixe ou variable, ladite prime s'ajoutant au montant nominal maximal de trois milliards d'euros ci-dessus fixé. Les obligations pourront en outre être assorties de tous titres ou valeurs mobilières sous forme de bons ou autrement donnant droit à d'autres obligations ou d'autres titres représentatifs de créances.
L'autorisation, objet de la présente résolution, est valable pour la durée légale de cinq ans à compter de ce jour.
Cette autorisation annule et remplace celle de même nature décidée par l'Assemblée Générale du 4 mai 1999 à laquelle elle se substitue.

Partie relevant de la compétence d'une assemblée générale extraordinaire.

Quatorzième résolution (Prorogation de la durée de l'exercice en cours – Fixation des dates d'ouverture et de clôture des exercices suivants – Modifications statutaires correspondantes)

L'Assemblée Générale, sur proposition du Conseil d'Administration :

1/ décide de proroger de six mois la durée de l'exercice en cours qui, par exception, prendra fin le 30 juin 2005.

2/ décide de fixer au 1er juillet et au 30 juin de chaque année les dates d'ouverture et de clôture des exercices ultérieurs.

3/ en conséquence, modifie comme suit l'article 36 des statuts :

« ARTICLE 36 – ANNEE SOCIALE – COMPTES ANNUELS – DROITS DE COMMUNICATION DES COMMISSAIRES
I – L'année sociale commence le 1er juillet et finit le 30 juin.
Par exception, l'année sociale commencée le 1er janvier 2004 finit le 30 juin 2005 ».

Le reste de l'article demeure inchangé.

Quinzième résolution (Modification du nombre maximum d'administrateurs, fixation de la durée de leur mandat et modifications statutaires correspondantes)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, décide de porter de quinze (15) au plafond légal de dix-huit (18) le nombre maximum de membres du Conseil d'Administration, de fixer à quatre (4) ans la durée de leurs mandats et de modifier corrélativement le premier alinéa des articles 16 et 18 des statuts qui seront désormais rédigés comme suit :

ARTICLE 16 – COMPOSITION DU CONSEIL D'ADMINISTRATION
« La Société est administrée par un Conseil d'Administration composé de trois membres au moins et de dix-huit membres au plus, nommés par l'Assemblée Générale Ordinaire. »
Le reste de l'article demeure inchangé.

ARTICLE 18 – DURÉE DES FONCTIONS DES ADMINISTRATEURS
« La durée des fonctions des administrateurs est fixée à quatre (4) ans. Elle est calculée par périodes comprises entre deux Assemblées Générales Ordinaires annuelles successives. »
Le reste de l'article demeure inchangé.

Les mandats d'administrateurs en cours et non échus lors de la présente Assemblée ne sont pas concernés par la décision qui précède et restent, jusqu'à leur échéance, d'une durée de six (6) années.

Seizième résolution (Mise en harmonie des statuts avec la Loi de Sécurité Financière)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, décide :

- de mettre en harmonie les statuts de la Société avec les dispositions de la Loi de Sécurité Financière n° 2003-706 du 1er août 2003 ;
- de modifier en conséquence les articles 20, 23, 27 et 29 des statuts ;
- d'arrêter comme suit le texte de ces articles qui annule et remplace le texte antérieur :

ARTICLE 20 - BUREAU
Le dernier alinéa est modifié comme suit :
« Le Président du Conseil d'Administration organise et dirige les travaux de celui-ci. Il veille au bon fonctionnement des organes de la Société et s'assure, en particulier, que les administrateurs sont en mesure de remplir leur mission. »
Le reste de l'article demeure inchangé.

ARTICLE 23 - POUVOIRS DU CONSEIL
Le troisième alinéa est modifié comme suit :
« Le Conseil d'Administration procède aux contrôles et vérifications qu'il juge opportuns. Le Président ou le Directeur Général de la Société est tenu de communiquer à chaque administrateur tous les documents et informations nécessaires à l'accomplissement de sa mission. »
Le reste de l'article demeure inchangé.

ARTICLE 27 – CONVENTIONS ENTRE LA SOCIETE ET UN DIRIGEANT, UN ADMINISTRATEUR OU UN ACTIONNAIRE
L'intégralité du texte de l'article est modifié comme suit :
« Toute convention intervenant entre la Société et son Directeur Général, l'un de ses Directeurs Généraux Délégués, l'un de ses administrateurs, l'un de ses actionnaires disposant d'une fraction des droits de vote supérieure à dix pour cent ou, s'il s'agit d'une société actionnaire, la société la contrôlant, doit être soumise à la procédure d'autorisation, de vérification et d'approbation prévue par le Code de commerce.
Les dispositions qui précèdent ne sont pas applicables aux conventions portant sur des opérations courantes et conclues à des conditions normales. Cependant, ces conventions sont communiquées par l'intéressé au Président du Conseil d'Administration sauf lorsqu'en raison de leur objet, ou de leurs implications financières,

elles ne sont significatives pour aucune des parties. La liste et l'objet desdites conventions sont communiqués par le Président aux membres du Conseil d'Administration et aux Commissaires aux Comptes. »

ARTICLE 29 – FONCTIONS (DES COMMISSAIRES AUX COMPTES)
Le quatrième alinéa est modifié comme suit :
« *Ils sont convoqués à la réunion du Conseil qui arrête les comptes de l'exercice écoulé, en même temps que les administrateurs, ainsi qu'à toutes les réunions du Conseil qui examinent et arrêtent des comptes annuels ou intermédiaires* ».
Le reste de l'article demeure inchangé.

Dix-septième résolution (Autorisation donnée au Conseil d'Administration à l'effet d'annuler les propres actions de la Société acquises par elle)

Connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes, l'Assemblée Générale autorise le Conseil d'Administration à réduire le capital social pour annuler tout ou partie des actions achetées en application de l'article L.225-209 du Code de commerce et non affectées au plan d'options d'achat d'actions à consentir aux salariés et aux mandataires sociaux de la Société ou des sociétés qui lui sont liées dans les conditions visées à l'article L.225-180 du Code de commerce.
Le montant nominal maximum de la réduction de capital autorisée s'élève, sur la base du capital actuel, à 21 850 065,11 euros.
L'Assemblée Générale délègue au Conseil d'Administration tous les pouvoirs nécessaires pour réaliser la réduction de capital autorisée.
La présente autorisation, qui annule et remplace l'autorisation de même nature conférée par l'Assemblée Générale du 7 mai 2003, est donnée pour une durée de vingt quatre mois à compter de la présente Assemblée.

Dix-huitième résolution (Autorisation donnée au Conseil d'Administration à l'effet d'émettre des options de souscription et/ou d'achat d'actions)

Connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes, l'Assemblée Générale :

1/ autorise le Conseil d'Administration à consentir, en une ou plusieurs fois, au profit des bénéficiaires ci-après indiqués, des options donnant droit à la souscription d'actions nouvelles de la Société à émettre à titre d'augmentation de capital ou à l'achat d'actions existantes de la Société provenant de rachats préalablement effectués dans les conditions prévues par les dispositions légales.

2/ fixe à trente-huit mois, à compter du jour de la présente Assemblée Générale, la durée de validité de la présente délégation.

3/ décide que les bénéficiaires de ces options pourront être :
- soit les cadres à haut niveau de responsabilité et les mandataires sociaux salariés ;
- soit les cadres ou non cadres ayant montré leur fort attachement au Groupe et leur efficacité dans l'accomplissement de leurs missions ;

qu'ils soient salariés de la Société ou des sociétés qui lui sont liées directement ou indirectement dans les conditions de l'article L.225-180 du Code de commerce.

4/ décide que le nombre total des options ouvertes et non encore levées ne pourra excéder les limites prévues par la loi.

5/ décide, que le prix de souscription et/ou d'achat des actions par les bénéficiaires sera déterminé par le Conseil d'Administration et ne pourra être inférieur au prix minimum déterminé par les dispositions légales en vigueur applicables au jour des décisions du Conseil.

6/ fixe à dix ans le délai maximal d'exercice des options.

7/ constate que la présente autorisation emporte, au profit des bénéficiaires des options de souscription, renonciation expresse des actionnaires à leur droit préférentiel de souscription aux actions qui seront émises au fur et à mesure des levées d'options.

8/ délègue au Conseil d'Administration tous pouvoirs à l'effet de mettre en œuvre, dans les conditions et sous les limites fixées par les dispositions légales et réglementaires en vigueur, les présentes autorisations et notamment à l'effet de :

- fixer la nature des options offertes ;
- arrêter les conditions dans lesquelles elles seront consenties et la liste de leurs bénéficiaires ;
- fixer le délai d'exercice des options consenties dans la limite arrêtée ci-dessus.

9/ décide que la présente autorisation remplace et annule celle conférée au Conseil d'Administration par l'Assemblée Générale Extraordinaire du 3 mai 2001.

Dix-neuvième résolution (Délégation de pouvoirs donnée au Conseil d'Administration à l'effet de procéder à l'augmentation du capital avec maintien du droit préférentiel de souscription)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du Code de commerce et, notamment, de l'alinéa 3 de son article L. 225-129-III :

1/ délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera :

- par émission, soit en euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies, d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ;
- et/ou par incorporation au capital de primes, réserves, bénéfices ou autres dont la capitalisation sera légalement et statutairement possible et sous forme d'attribution d'actions gratuites ou d'élévation de la valeur nominale des actions existantes.

2/ fixe à vingt six mois la durée de validité de la présente délégation, prenant effet à compter du jour de la présente Assemblée.

3/ décide de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

- Le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de deux cents millions d'euros (200 000 000 euros).
  Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions.
  En outre, sur ce plafond s'imputera le montant nominal global des actions émises, directement ou non, en vertu de la vingtième résolution.
- Le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le plafond de trois milliards d'euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies. Sur ce plafond s'imputera le montant nominal des titres de créances émis en vertu de la vingtième résolution.

4/ en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs dans le cadre des émissions visées au 1/ alinéa 1 ci-dessus :

- décide que la ou les émissions seront réservées par préférence aux actionnaires qui pourront souscrire à titre irréductible ;
- confère néanmoins au Conseil d'Administration la faculté d'instituer un droit de souscription à titre réductible ;
- décide que si les souscriptions à titre irréductible, et le cas échéant à titre réductible, n'ont pas absorbé la totalité de l'émission, le Conseil d'Administration pourra utiliser, dans les conditions prévues par la loi et dans l'ordre qu'il déterminera, l'une et/ou l'autre des facultés ci-après :
  - limiter l'augmentation de capital au montant des souscriptions sous la condition que celui-ci atteigne les trois quarts au moins de l'augmentation décidée,
  - répartir librement tout ou partie des titres émis non souscrits,
  - offrir au public tout ou partie des titres émis non souscrits, sur le marché français et/ou international ;
- constate et décide, en tant que de besoin, que la présente délégation emporte de plein droit, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit.

5) décide que le Conseil d'Administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation de capital, en constater la réalisation et procéder à la modification corrélative des statuts.
Le Conseil d'Administration est notamment habilité à l'effet :
- d'imputer, à sa seule initiative, les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;
- en ce qui concerne toute incorporation au capital de primes, réserves, bénéfices ou autres, de décider, le cas échéant que les droits formant rompus ne seront pas négociables et que les actions correspondantes seront vendues, les sommes provenant de la vente étant allouées aux titulaires des droits dans le délai fixé par les dispositions légales ;
- de déléguer lui-même au Président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'Administration peut préalablement fixer.

6/ La présente délégation annule et remplace la délégation de même nature conférée par l'Assemblée Générale Mixte du 7 mai 2003, à laquelle elle se substitue.

Vingtième résolution (Délégation de pouvoirs donnée au Conseil d'Administration à l'effet de procéder à l'augmentation du capital avec suppression du droit préférentiel de souscription)

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux Comptes et conformément aux dispositions du Code de commerce et notamment son article L.225-129-III :

1/ délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder à l'augmentation du capital, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, sur le marché français et/ou international, en faisant publiquement appel à l'épargne, par émission soit en euros, soit en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies,
- d'actions, de bons et/ou de valeurs mobilières donnant accès immédiatement ou à terme, à tout moment ou à date fixe, à des actions de la Société que ce soit par souscription, conversion, échange, remboursement, présentation d'un bon ou de toute autre manière, à l'exception d'actions de priorité ; étant précisé que ces titres pourront être émis à l'effet de rémunérer des titres qui seraient apportés à la Société dans le cadre d'une offre publique d'échange sur des titres répondant aux conditions fixées à l'article L 225-148 du Code de commerce.

2/ fixe à vingt six mois la durée de validité de la présente délégation, décomptée à compter du jour de la présente

3/ décide de fixer, ainsi qu'il suit, les limites des montants des émissions autorisées en cas d'usage par le Conseil d'Administration de la présente délégation de pouvoirs :

- Le montant nominal global des actions susceptibles d'être émises en vertu de la présente délégation ne pourra dépasser le plafond de deux cents millions d'euros (200 000 000 euros).
  Le plafond ainsi arrêté inclut la valeur nominale globale des actions supplémentaires à émettre éventuellement pour préserver, conformément à la loi, les droits des titulaires des valeurs mobilières donnant droit à des actions.
  En outre, sur ce plafond, s'imputera le montant nominal global des actions émises, directement ou non, en vertu de la précédente résolution de la présente Assemblée.
- Le montant nominal maximal des valeurs mobilières représentatives de créances sur la Société susceptibles d'être émises ne pourra dépasser le plafond de trois milliards d'euros ou la contre-valeur de ce montant en monnaies étrangères ou en toute autre unité de compte établie par référence à un ensemble de monnaies. Sur ce plafond s'imputera le montant nominal des titres de créances émis en vertu de la résolution qui précède.

4/ décide de supprimer le droit préférentiel de souscription des actionnaires aux titres faisant l'objet de la présente résolution, en laissant toutefois au Conseil d'Administration la faculté de conférer aux actionnaires, pendant un délai et selon les modalités qu'il fixera et pour tout ou partie d'une émission effectuée, une priorité de souscription ne donnant pas lieu à la création de droits négociables et qui devra s'exercer proportionnellement au nombre des actions possédées par chaque actionnaire et pourra être éventuellement complétée par une souscription à titre réductible ; étant précisé qu'à la suite de la période de priorité, les titres non souscrits feront l'objet d'un placement public.

5/ constate et décide, en tant que de besoin, que la présente délégation emporte de plein droit, au profit des porteurs des titres émis, renonciation expresse par les actionnaires à leur droit préférentiel de souscription aux titres auxquels les titres émis donnent droit.

6/ décide que la somme revenant, ou devant revenir, à la Société pour chacune des actions émises dans le cadre de la présente délégation de pouvoirs, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours de l'action constatés pendant dix jours de bourse consécutifs choisis parmi les vingt jours de bourse précédant le début de l'émission des valeurs mobilières précitées après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance.

7/ décide que le Conseil d'Administration aura tous les pouvoirs nécessaires pour procéder, dans les conditions fixées par la loi, aux émissions autorisées de valeurs mobilières conduisant à l'augmentation du capital, en constater la réalisation et procéder à la modification corrélative des statuts.
Le Conseil d'Administration est notamment habilité à l'effet de :

- en cas d'émission de titres appelés à rémunérer des titres apportés dans le cadre d'une offre publique d'échange :
  - arrêter la liste des titres apportés à l'échange,
  - fixer les conditions d'émission, la parité d'échange ainsi que le montant de la soulte en espèces à verser, le cas échéant,
  - déterminer les modalités d'émission ;
- à sa seule initiative, imputer les frais des augmentations de capital sur le montant des primes qui y sont afférentes et prélever sur ce montant les sommes nécessaires pour porter la réserve légale au dixième du nouveau capital après chaque augmentation ;
- de déléguer lui-même au Président les pouvoirs nécessaires à la réalisation de l'augmentation de capital, ainsi que celui d'y surseoir dans les limites et selon les modalités que le Conseil d'Administration peut préalablement fixer.

8/ La présente délégation annule et remplace la délégation de même nature conférée par l'Assemblée Générale Mixte du 7 mai 2003, à laquelle elle se substitue.

Ving-et-unième résolution (Suspension des délégations de pouvoirs conférées au Conseil d'Administration à l'effet de procéder à l'augmentation de capital en période d'offre publique d'achat ou d'échange)

L'Assemblée Générale décide que les délégations de pouvoirs conférées au Conseil d'Administration par les deux résolutions qui précèdent, en vue d'augmenter le capital, seront suspendues en période d'offre publique d'achat ou d'échange portant sur les valeurs mobilières émises par la Société, sauf si l'émission ou les émissions de valeurs mobilières conduisant à l'augmentation du capital ont été approuvées dans leur principe et annoncées au marché antérieurement au dépôt de l'offre d'acquisition.
La présente autorisation est valable jusqu'à la date de réunion de l'Assemblée Générale ordinaire annuelle qui sera appelée à statuer, en 2005, sur les comptes de l'exercice écoulé.

Vingt-deuxième résolution (Pouvoirs pour les formalités)

L'Assemblée Générale confère tous pouvoirs au porteur d'une copie ou d'un extrait du procès-verbal de la présente réunion pour effectuer, partout où besoin sera, tous dépôts et procéder à toutes formalités de publicité légales ou autres qu'il appartiendra.

Conformément à la loi, tous les Actionnaires pourront assister, se faire représenter ou voter par correspondance à l'Assemblée Générale Mixte.

Les propriétaires d'actions au porteur désirant se faire représenter ou voter par correspondance à l'Assemblée ci-dessus devront faire immobiliser leurs titres, cinq jours francs avant la date de l'Assemblée auprès de la Société PERNOD RICARD, 12, place des Etats-Unis, Paris (16ème), ou auprès des établissements ci-après :

- SOCIETE GÉNÉRALE	29, boulevard Haussmann, PARIS (9e)
- BNP/PARIBAS	16, boulevard des Italiens, PARIS (9e)
- CRÉDIT LYONNAIS	19, boulevard des Italiens, PARIS (2e)
- CRÉDIT DU NORD	59, boulevard Haussmann, PARIS (8e)
- CRÉDIT COMMERCIAL DE FRANCE	103, avenue des Champs-Elysées, PARIS (8e)
- SOCIÉTE MARSEILLAISE DE CREDIT	75, rue Paradis, MARSEILLE - 13006
- CRÉDIT AGRICOLE INV.	9, quai du Président Paul Doumer, 92220 PARIS LA DEFENSE
- CAISSE DES DÉPÔTS ET CONSIGNATIONS	56, rue de Lille, PARIS (7e)

et dans toutes les Agences de Paris et de Province de ces établissements, ou auprès de l'établissement financier dépositaire des titres.

Les titulaires d'actions nominatives, depuis cinq jours au moins avant la date de l'Assemblée pourront y assister, s'y faire représenter ou voter par correspondance sans aucune formalité.

Les formulaires de vote par correspondance pourront être obtenus au Siège de la Société.

Les votes par correspondance ne seront pris en compte que pour les formulaires parvenus à la SOCIÉTÉ GÉNÉRALE ou au Siège de la Société PERNOD RICARD dans un délai de trois jours au moins avant l'Assemblée.

Les cartes d'admission à l'Assemblée ci-dessus seront adressées à tout actionnaire qui en fera la demande au Siège de la Société, 12, place des Etats-Unis à Paris (16e), ou dans un des établissements bancaires qui précèdent, en produisant, si les titres sont au porteur, une attestation d'immobilisation dans les conditions indiquées ci-dessus.

Les demandes d'inscription de projets de résolutions aux ordres du jour doivent être envoyées, par lettre recommandée avec demande d'avis de réception, dans le délai de dix jours à compter de la publication du présent avis.

Ces demandes d'inscription doivent être accompagnées du texte des projets de résolutions proposées.

L'avis de convocation des actionnaires, qui sera ultérieurement publié dans les délais requis comprendra, le cas échéant, à titre complémentaire, le texte des résolutions nouvelles qui seraient présentées par les actionnaires par suite de leurs demandes éventuelles d'inscription aux ordres du jour de ces résolutions dans les délais légaux.

Le Conseil d'Administration

Pernod Ricard

04 APR -5 7:21

AP/CE/78.2004

Paris, March 19, 2004

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Ref : 82-3361
Subject : Exemption Request for ADR'S under Rule 12g3-2 (b)

Dear Mrs KUNG,

We are pleased to inform you that, in his meeting dated Mars 17, 2004, the board of directors of our Company proposed to pay a dividend of 1,96 Euro per share, for the 2003 fiscal year.

If the resolution is voted by the General Meeting of shareholders that will be held on May 17, 2004 the dividend balance of 1,06 Euro (i-e 1,96 Euro per share, net of the interim dividend of 0,90 Euro distributed on January 13, 2004), will be paid on May 25, 2004.

Yours sincerely,

Chief Financial Officer

Emmanuel BABEAU

Cc : L. BARAGNON
A. PERNOD